UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                            )*

Atrion Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

049904105

(CUSIP Number)

David A. Battat, One Allentown Parkway, Allen, Texas 75002 (972) 390-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:

B. G. Minisman, Jr.

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C

1901 Sixth Avenue, North. Suite 2600

Birmingham, Alabama 35203

(205) 328-0480

March 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. I 3d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of I934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049904105

SCHEDULE 13D

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

David A. Battat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	39.400

	8.	Shared Voting Power	55,500

	9.	Sole Dispositive Power	39,400

	10.	Shared Dispositive Power	55,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	94,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	5.39%

14.	Type of Reporting Person (See Instructions)	IN

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement on Schedule 13D (“Schedule 13D”) relates are the shares of common stock, $0.01 par value (the “Common Stock”) of Atrion Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is One Allentown Parkway, Allen, TX 75002.

ITEM 2. IDENTITY AND BACKGROUND.

(a)        This Schedule 13D is being filed by David A. Battat.

This Schedule 13D is being filed to report the beneficial ownership of the Common Stock acquired by Mr. Battat.

(b)        Mr. Battat’s address is One Allentown Parkway, Allen, TX 75002.

(c)        Mr. Battat is the President and Chief Executive Officer of the Issuer.

(d)        During the past five years, Mr. Battat has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the past five years, Mr. Battat has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         United States.

Item 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Mr. Battat beneficially owns 94,900 shares of Common Stock, of which 55.500 shares of Common Stock were acquired by Mr. Battat by gift in 2012.  The remaining 39,400 shares of Common Stock were acquired at various times by Mr. Battat through the exercise of options granted to him by the Issuer and open market purchases using personal funds or by grants of restricted stock. These shares do not include restricted stock units that are to be settled in cash or that do not convert to shares of Common Stock within 6o days.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Battat has acquired the shares of Common Stock beneficially owned by him for investment purposes and may, from time to time, depending on his evaluation of the Issuer’s business, prospects, financial condition, the market for the shares of Common Stock, other opportunities available to Mr. Battat, general economic conditions, regulatory conditions, financial and stock market conditions and other considerations, acquire additional shares of Common Stock or dispose of shares of Common Stock, either in the open market or in private transactions, or combinations thereof.

At the date of this Schedule 13D, Mr. Battat does not have any plans or proposals which would result in any of the actions below except as may be effected through, or as a result of, the merger discussed in Item 6 below.

(a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(c)        A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)       Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)        Any material change in the present capitalization or dividend policy of the Issuer;

(f)        Any other material change in the Issuer's business or corporate structure;

(g)        Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)        Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)         Any action similar to any of those enumerated above.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(a)        Mr. Battat is the beneficial owner of 94,900 shares of Common Stock of the Issuer representing approximately 5.39% of the shares of the Issuer’s Common Stock issued and outstanding on May 15, 2024.

(b)        Mr. Battat has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of 39,400 shares of Common Stock of the Issuer and the shared power to vote or direct the vote, and to dispose or direct the disposition, of 55,500 shares of Common Stock of the Issuer. Mr. Battat shares the power to vote or direct the vote. and to dispose or direct the disposition , of said 55,500 shares of Common Stock with his sister whose information is stated below.

(i)	Lisa Battat, M.D.

(ii)	Dr. Battat’s address is 3501 Bessie Coleman B.vd, #25935, Tampa, Florida 33607.

(iii)	Dr. Battat is a physician.

(iv)	During the past five years, Dr. Battat has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(v)	During the past five years, Dr. Battat has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(vi)	United States.

(c)        On May 20, 2024 Mr. Battat was awarded 876.74 Restricted Stock Units under the Atrion Corporation 2021 Equity Incentive Plan and executed a Restricted Stock Unit Award Agreement. These Restricted Stock Units do not vest in the next 60 days and are not included in the beneficial ownership reported above.

(d)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the execution of a Merger Agreement dated May 27, 2024 by and among the Issuer, Nordson Corporation, and Alpha Medical Merger Sub, Inc., a wholly owned subsidiary of Nordson Corporation, providing for the merger of the Issuer with Alpha Medical Merger Sub, Inc. and the conversion of all outstanding Shares into the right to receive cash in the amount of $460,00 per share upon consummation of the merger, Mr. Battat, along with Emile A Battat, John P. Stupp, Jr., Stupp Bros., Inc., and Montclair Harbour LLC (the “Support Agreement Signatories”), entered into voting and support agreements on May 27, 2024 with Nordson Corporation (the “Support Agreements”). As of May 28, 2024, the Support Agreement Signatories held, in the aggregate, Shares representing approximately 22% of the voting power of the outstanding Shares, including the 94,900 Shares beneficially owned by Mr. Battat. Under the Support Agreements, the Support Agreement Signatories have, among other things, agreed to, during the term of the Support Agreements, vote the Shares held by the Support Agreement Signatories (i) in favor of the approval and adoption (as applicable) of a Merger Agreement dated May 27, 2024 by and among the Issuer, Nordson Corporation, Alpha Medical Merger Sub, Inc., and any actions related thereto; (ii) in favor of any proposal to adjourn a meeting of the holders of Shares at which the matters described in the preceding clause (i) are submitted for the consideration and vote of the holders of Shares to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; (iii) against any acquisition proposal, reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer; (iv) against any action or agreement the consummation of which would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Merger Agreement; (v) against any action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Support Agreement Signatories contained in the Support Agreements; and (vi) against any change in the membership of the Issuer’s Board of Directors, unless approved by Nordson Corporation

The foregoing description of Mr. Battat’s Support Agreement and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of his Support Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
99.1	Voting and Support Agreement, dated May 27, 2024, by and among Mr. Battat, Montclair Harbour, LLC, Emile A Battat and Nordson Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 29, 2024

/s/ David A. Battat
David A. Battat